Exhibit 99.1

0

ICL GROUP LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.
The undersigned hereby appoint(s) Lilach Geva Harel, and Aya Landman, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.00 per share, of ICL Group Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2024 Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held on Wednesday, October 9, 2024, at 10:00 a.m. (Israel time) at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, and via Microsoft Teams (meeting URL: teams.microsoft.com/dl/launcher/launcher.html?url=%2F %23%2Fl%2Fmeetupjoin% 2F19%3Ameeting_MmIyYTJhYTAtMjIyYS00ZmNhLWFkOGYtYTAxOWFiYmZiNTYz%40thread.v2%2F0%3Fcontext%3D% 2 5 7 b % 2 5 2 2 T i d % 2 5 2 2% 2 5 3 a % 2 5 2 2 8 0 2 7 6 2 d 2 - 0 2 c 4 - 4 6 7 7 - 9 8 b a - 5 4 0 6 0 a 2 3 4 2 0 4% 2 5 2 2% 2 5 2 c % 2 5 2 2 O i d % 2 5 2 2% 2 5 3 a % 2 5 2 2 2 2 e 4 5 5 1 5 - b 4 c f - 6 f 7 - b d 8 e - 0 2 d 2 a f 6 f 2 6 9 2%2 5 2 2%2 5 7 d%2 6 a n o n%3Dt r u e&t y p e =me e t u p - j o i n&d e e p l i n k I d = 2 4 1 f 3 2 4 e - 5 2 9 4 - 4 b f d - 8 c a 5 - 40b4de11b223&directDl=true&msLaunch=true&enableMobilePage=true&suppressPrompt=true, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for the Meeting (receipt of which is hereby acknowledged):
THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE EXTERNAL DIRECTOR NAMED IN ITEM 1 AND FOR THE OTHER ITEM SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.
EACH SHAREHOLDER VOTING ON ITEMS 1 AND 2 WILL BE DEEMED TO HAVE CONFIRMED THAT HE/SHE/IT DOES NOT HAVE A “PERSONAL INTEREST” (AS DEFINED IN THE PROXY STATEMENT) IN SUCH PROPOSALS, UNLESS THE SHAREHOLDER HAS DELIVERED A WRITTEN NOTICE TO THE COMPANY NOTIFYING OF THE EXISTENCE OF A PERSONAL INTEREST NO LATER THAN 10:00 A.M. (ISRAEL TIME) ON OCTOBER 8, 2024. ANY SUCH WRITTEN NOTICE MUST BE SENT TO THE COMPANY VIA REGISTERED MAIL AT THE COMPANY’S OFFICES AT MILLENNIUM TOWER, 23 ARANHA STREET, 22ND FLOOR, TEL AVIV, ISRAEL; ATTENTION: AYA LANDMAN, VP, CHIEF COMPLIANCE OFFICER & COMPANY SECRETARY.

1.1	(Continued and to be signed on the reverse side)	14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ICL GROUP LTD.

October 9, 2024

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided ↓

00030300000000000000 8	100924
THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN

			Proposal 1:	Re-election of Ms. Dafna Gruber as an external director (within the meaning of the Israeli Companies Law, 1999) for a second three-year term.	☐	☐	☐

Proposal 2:
Approval of an Amended and Restated Compensation Policy for Office Holders, including the application of the financial goals’ adjustments in amended Section 7.6 thereof, for purposes of calculating the annual bonus payout for 2024 of the Executive Chairman of the Board of Directors of the Company and the Chief Executive Officer of the company.
					☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder		Date:

Note:
(1) Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. (2) In the case of joint ownership, each owner should sign, and if not all of them sign - then the signature of the senior owner who votes in person or by proxy shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. (3) When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. (4) If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.